SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________________________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Gridsum Holding Inc.

(Name of Issuer)

Class B ordinary shares, par value US$0.001 per share

(Title of Class of Securities)

398132100**

(CUSIP Number)

Cheung Siu Fai

Flat D, 10/F, Block 15

8 Sceneway Road

Sceneway Garden, Lam Tin

Hong Kong

(852) 2660 9108

With a copy to:

Gregory Wang

Reed Smith Richards Butler

17th Floor, One Island East

Taikoo Place

18 Westlands Road, Quarry Bay

Hong Kong

(852) 2507 9869

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**This CUSIP number applies to the Issuer’s American depository shares (“ADSs”), each representing one Class B ordinary share, par value US$0.001 per share, of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 398132100

1	NAME OF REPORTING PERSONS Hammer Capital China Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 3,570,801
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,570,801
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,570,801 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Number of shares is the number of Class B ordinary shares, par value US$0.001 per share (“Class B Ordinary Shares”), of Gridsum Holding Inc. (the “Issuer”) issuable upon the exercise of a warrant (the “Warrant”) held by Hammer Capital China Limited (“HCC”) based on the maximum purchase amount, which has increased to US$17.34 million effective on June 1, 2020 pursuant to the terms of the Warrant. In the event that certain conditions specified in the Warrant are satisfied, the abovementioned maximum purchase amount under the Warrant will be further increased to US$21.68 million pursuant to the terms of the Warrant. This number does not include 736,096 Class B Ordinary Shares underlying the Warrant that are not issuable due to a “beneficial ownership limitation” included in the Warrant, which provides that the Warrant is only exercisable to the extent that the holder, together with its affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates, would not beneficially own more than 19.9% of the outstanding Class B Ordinary Shares of the Issuer after giving effect to such exercise, except that upon not less than 61 day’s prior notice from the holder to the Issuer, the holder may waive the beneficial ownership limitation.

(2)	This percentage is calculated based on (i) 30,076,443 Class B Ordinary Shares of the Issuer outstanding as of March 31, 2020 (excluding 477,164 Class B Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plans), as reported in the Form 20-F filed by the Issuer with the Securities and Exchange Commission on June 2, 2020, plus (ii) 3,570,801 Class B Ordinary Shares issuable upon the exercise of the Warrant.

CUSIP No. 398132100

1	NAME OF REPORTING PERSONS Cheung Siu Fai
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 3,570,801
	8	SHARED VOTING POWER 3,125,000
	9	SOLE DISPOSITIVE POWER 3,570,801
	10	SHARED DISPOSITIVE POWER 3,125,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,695,801 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Number of shares is the number of Class B Ordinary Shares of the Issuer, which includes (i) 3,125,000 Class B Ordinary Shares held by Hammer Capital Private Investments Limited (“HCPI”), and (ii) 3,570,801 Class B Ordinary Shares issuable upon the exercise of the Warrant held by HCC based on the maximum purchase amount, which has increased to US$17.34 million effective on June 1, 2020 pursuant to the terms of the Warrant. In the event that certain conditions specified in the Warrant are satisfied, the abovementioned maximum purchase amount under the Warrant will be further increased to US$21.68 million pursuant to the terms of the Warrant. This number does not include 736,096 Class B Ordinary Shares underlying the Warrant that are not issuable due to a “beneficial ownership limitation” included in the Warrant, which provides that the Warrant is only exercisable to the extent that the holder, together with its affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates, would not beneficially own more than 19.9% of the outstanding Class B Ordinary Shares of the Issuer after giving effect to such exercise, except that upon not less than 61 day’s prior notice from the holder to the Issuer, the holder may waive the beneficial ownership limitation.

(2)	This percentage is calculated based on (i) 30,076,443 Class B Ordinary Shares of the Issuer outstanding as of March 31, 2020 (excluding 477,164 Class B Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plans), as reported in the Form 20-F filed by the Issuer with the Securities and Exchange Commission on June 2, 2020, plus (ii) 3,570,801 Class B Ordinary Shares issuable upon the exercise of the Warrant.

This Amendment No. 1 to statement on Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 25, 2019 (the “Original Schedule 13D”, and as amended and supplemented by this Amendment No. 1, the “Schedule 13D”), and is being filed on behalf of Hammer Capital China Limited (“HCC”) and Cheung Siu Fai (“Mr. Cheung”) in respect of the Class B ordinary shares, par value US$0.001 per share (“Class B Ordinary Shares”), of Gridsum Holding Inc., a Cayman Islands company (the “Issuer”).

Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used but not defined in this Amendment No. 1 have the respective meanings set forth in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On November 15, 2019, Shenzhen Qianhai Banyan Capital Investment & Management Co., Ltd (“Banyan”) executed and delivered an adherence agreement to the Consortium Agreement (the “First Adherence Agreement”), pursuant to which Banyan became a party to the Consortium Agreement.

On May 1, 2020, Hangzhou Yutao Capital Co., Ltd (杭州煜韬资产管理合伙企业（有限合伙）) (“Hangzhou Yutao”) executed and delivered an adherence agreement to the Consortium Agreement (the “Second Adherence Agreement”), pursuant to which Hangzhou Yutao became a party to the Consortium Agreement. The Second Adherence Agreement also amended the exclusivity period in the Consortium Agreement, which required that, for a period beginning on the signing date of the Consortium Agreement and ending on the earlier of (i) October 31, 2020, and (ii) the termination of the Consortium Agreement pursuant to the terms thereof, the Consortium Members shall work exclusively with each other with respect to the Proposed Transaction.

On May 1, 2020, the Management, the Initial Sponsor, Banyan and Hangzhou Yutao submitted a revised non-binding proposal (the “Revised Proposal”) to the Board. In the Revised Proposal, the offer price for the Proposed Transaction was revised to US$2.00 in cash per ADS, or US$2.00 in cash per ordinary share. The offer price was revised due to a number of events and developments since the submission of the Proposal, including that (i) the global financial markets have experienced significant volatility which has negatively affected the trading price of the Issuer’s securities; (ii) the Issuer has experienced weaker than expected financial and operational performance; and (iii) the recent statement given by the chairman of the SEC and the chairman of the Public Company Accounting Oversight Board warning the disclosure, financial reporting and other risks of Chinese listed companies as well as the evolving trade tension between the U.S. and China are expected to lead to lower valuation of the Issuer by the U.S. stock markets.

On May 15, 2020, Trade in Service Innovation Investment Fund (服务贸易创新发展引导基金（有限合伙）) (“Innovation Fund”) executed and delivered an adherence agreement to the Consortium Agreement (the “Third Adherence Agreement”), pursuant to which Innovation Fund became a party to the Consortium Agreement.

For the purposes of the Schedule 13D, and where the context so provides, all references to the “Consortium Members” shall be deemed to include Banyan, Hangzhou Yutao and Innovation Fund (in addition to the Management and the Initial Sponsor as set forth in the Original Schedule 13D).

The descriptions of the First Adherence Agreement, Second Adherence Agreement, the Revised Proposal and the Third Adherence Agreement in this Item 4 are qualified in their entirety by reference to the complete text of the First Adherence Agreement, Second Adherence Agreement, the Revised Proposal and the Third Adherence Agreement, which have been filed as Exhibit 99.6, Exhibit 99.7, Exhibit 99.8, and Exhibit 99.9, respectively, hereto, and which are incorporated herein by reference in their entirety.

Item 5.	Interest in Securities of Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of Class B Ordinary Shares that are beneficially owned by each Reporting Person as of June 22, 2020.

(b) See Items 7 through 10 of the cover pages to this Schedule 13D for the number of Class B Ordinary Shares that are beneficially owned by each Reporting Person as of June 22, 2020 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

Each of Mr. Cheung and Tsang Ling Kay Rodney (“Mr. Tsang”) owns 50% of the outstanding voting shares of Hammer Capital Private Investments Limited (“HCPI”). Therefore, the power to vote and dispose of 3,125,000 Class B Ordinary Shares held by HCPI are shared among HCPI and both Mr. Cheung and Mr. Tsang.

(c) The Reporting Persons have not effected any transactions in the Class B Ordinary Shares or other securities of the Issuer during the past 60 days.

(d) Except as disclosed in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e) Not applicable.

The Reporting Persons may be deemed to be members of a “group” (within the meaning of Section 13(d)(3) of the Act) with the Consortium Members with respect to the matters described in Items 4 and 6 of this Schedule 13D. Each Reporting Person hereby disclaims beneficial ownership of the Class B Ordinary Shares beneficially owned by the Consortium Members (other than the Initial Sponsor). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any Class B Ordinary Shares of the Issuer that are beneficially owned by the Consortium Members (other than the Initial Sponsor) or is a member of any group with the Consortium Members (other than the Initial Sponsor).

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

EXHIBIT 99.1	Joint Filing Agreement, dated July 25, 2019, by and between HCC and Mr. Cheung (incorporated by reference to Exhibit 99.1 to the Original Schedule 13D filed by the Reporting Persons with the SEC on July 25, 2019)

EXHIBIT 99.2	Subscription Agreement dated February 28, 2019 (incorporated by reference to Exhibit 99.2 to the Original Schedule 13D filed by the Reporting Persons with the SEC on July 25, 2019)

EXHIBIT 99.3	Warrant dated May 30, 2019 (incorporated by reference to Exhibit 99.1 to the Form 6-K filed by the Issuer with the SEC on June 3, 2019)

EXHIBIT 99.4	Proposal to the Board of the Issuer dated July 15, 2019 (incorporated by reference to Exhibit 99.4 to the Original Schedule 13D filed by the Reporting Persons with the SEC on July 25, 2019)

EXHIBIT 99.5	Consortium Agreement dated July 15, 2019 (incorporated by reference to Exhibit 99.5 to the Original Schedule 13D filed by the Reporting Persons with the SEC on July 25, 2019)

EXHIBIT 99.6	First Adherence Agreement dated November 15, 2019 (incorporated by reference to Exhibit 99.4 to the Amendment No. 1 to Schedule 13D filed by Guosheng Qi, Generation Gospel Limited, Fairy Spirit Limited, Guofa Yu and Garden Enterprises Ltd. with the SEC on November 15, 2019)

EXHIBIT 99.7	Second Adherence Agreement dated May 1, 2020 (incorporated by reference to Exhibit 99.5 to the Amendment No. 2 to Schedule 13D filed by Guosheng Qi, Generation Gospel Limited, Fairy Spirit Limited, Guofa Yu and Garden Enterprises Ltd. with the SEC on May 4, 2020)

EXHIBIT 99.8	Revised Proposal to the Board of the Issuer dated May 1, 2020 (incorporated by reference to Exhibit 99.6 to the Amendment No. 2 to Schedule 13D filed by Guosheng Qi, Generation Gospel Limited, Fairy Spirit Limited, Guofa Yu and Garden Enterprises Ltd. with the SEC on May 4, 2020)

EXHIBIT 99.9	Third Adherence Agreement dated May 15, 2020 (incorporated by reference to Exhibit 99.7 to the Amendment No. 3 to Schedule 13D filed by Guosheng Qi, Generation Gospel Limited, Fairy Spirit Limited, Guofa Yu and Garden Enterprises Ltd. with the SEC on May 15, 2020)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 22, 2020

HAMMER CAPITAL CHINA LIMITED

By:	/s/ Cheung Siu Fai
Cheung Siu Fai
Director

Cheung Siu Fai

/s/ Cheung Siu Fai